Northwest Biotherapeutics, Inc. 4800 Montgomery Suite 800 Bethesda, MD 20814	t (240) 497-9024 f (240) 627-4121	www.nwbio.com OTCBB: NWBT

May 6, 2011

VIA EDGAR ONLY

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:  Vanessa Robertson

Re:	Northwest Biotherapeutics, Inc.
Form 10-Q for the quarter ended September 30, 2010

Dear Ms. Robertson:

This letter is in response to your verbal telephone comments to me on May 5, 2011 with respect to the above-referenced filing.  In response to these comments, Northwest Biotherapeutics, Inc. (the “Company”) has caused to be filed Amendment No. 4 of Form 10-Q for the quarter ending September 30, 2010.  The change addressed is the certification date of Exhibit 31.1 and Exhibit 32.1.  The Company has caused the certifications in Exhibit 31.1 and Exhibit 32.1 to be executed as of the current date of filing as requested.

Should you have any questions or require any further information, please do not hesitate to contact us.

Sincerely,

NORTHWEST BIOTHERAPEUTICS, INC.
By:	/s/ Alton L. Boynton
Alton L. Boynton
President and Chief Executive Officer